UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*
China Index Holdings Limited
(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share
(Title of Class of Securities)

16954W101**
(CUSIP Number)

Evenstar Capital Management Limited
Ugland House, P.O. Box 309
Grand Cayman, KY1 – 1104
Cayman Islands
+852 2122 8060
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 11, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
** This CUSIP number applies to the Issuer’s American depositary shares, each representing one Class A Ordinary Share. No CUSIP number has been assigned to the Class A Ordinary Shares.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954W101	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Evenstar Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,031,489 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,031,489 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,031,489 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IA
(1)
Represents the number of Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”), of China Index Holdings Limited (the “Issuer”) in the form of 3,031,489 American depositary shares (“ADSs”) held by Evenstar Master Fund SPC. Each ADS represents one Class A Ordinary Share.

(2)
This percentage is calculated based on 66,102,949 Class A Ordinary Shares of the Issuer outstanding as of March 31, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on May 15, 2020.

CUSIP No. 16954W101	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Stoneleigh Int’l Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,333,641 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,333,641 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,641 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)
Represents the number of Class A Ordinary Shares of the Issuer in the form of 2,333,641 ADSs held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Amended and Restated Put Option Agreement, dated April 2, 2020, among Evenstar Master Fund SPC and Stoneleigh (the “Stoneleigh Put Option Agreement”), of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement. Each ADS represents one Class A Ordinary Share.

(2)
This percentage is calculated based on 66,102,949 Class A Ordinary Shares of the Issuer outstanding as of March 31, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on May 15, 2020.

CUSIP No. 16954W101	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Anuenue Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,080,522 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,080,522 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,080,522 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IA
(1)	Represents the number of Class A Ordinary Shares of the Issuer in the form of 2,080,522 ADSs held by Geminis Funds SPC. Each ADS represents one Class A Ordinary Share.
(2
This percentage is calculated based on 66,102,949 Class A Ordinary Shares of the Issuer outstanding as of March 31, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on May 15, 2020.

CUSIP No. 16954W101	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Ms. Koon H.A. Tse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,445,652 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,445,652 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,445,652 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)
Represents the number of Class A Ordinary Shares of the Issuer in the form of (i) 3,031,489 ADSs held by Evenstar Master Fund SPC; (ii) 2,333,641 ADSs held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Stoneleigh Put Option Agreement, of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement; and (iii) 2,080,522 ADSs held by Geminis Funds SPC. Each ADS represents one Class A Ordinary Share. Ms. Koon H.A. Tse expressly disclaims beneficial ownership of such securities and the filing of this Schedule 13D shall not be construed as an admission that Ms. Koon H.A. Tse is, for the purposes of Section 13D or 13G of the Securities Exchange Act of 1943, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(2)
This percentage is calculated based on 66,102,949 Class A Ordinary Shares of the Issuer outstanding as of March 31, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on May 15, 2020.

CUSIP No. 16954W101	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS James T.Y. Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,445,652 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,445,652 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,445,652 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)
Represents the number of Class A Ordinary Shares of the Issuer in the form of (i) 3,031,489 ADSs held by Evenstar Master Fund SPC; (ii) 2,333,641 ADSs held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Stoneleigh Put Option Agreement, of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement; and (iii) 2,080,522 ADSs held by Geminis Funds SPC. Each ADS represents one Class A Ordinary Share. Mr. James T.Y. Yang expressly disclaims beneficial ownership of such securities and the filing of this Schedule 13D shall not be construed as an admission that Mr. James T.Y. Yang is, for the purposes of Section 13D or 13G of the Securities Exchange Act of 1943, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(2)
This percentage is calculated based on 66,102,949 Class A Ordinary Shares of the Issuer outstanding as of March 31, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on May 15, 2020.

CUSIP No. 16954W101	13D	Page 7 of 9 Pages

Item 1. Security and Issuer.
This Schedule 13D relates to Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”), of China Index Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China.

Item 2. Identity and Background.
(a) – (c); (f)
Evenstar Capital Management Limited (“Evenstar Manager”), Stoneleigh Int’l Limited (“Stoneleigh”), Anuenue Asset Management Limited (“Anuenue Asset Management”), Ms. Koon H.A. Tse and Mr. James T.Y. Yang are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).
Evenstar Manager is a company organized and existing under the laws of the Cayman Islands. Evenstar Manager manages Evenstar Master Fund SPC (“Evenstar Fund”) through a management agreement between Evenstar Manager and Evenstar Fund. Evenstar Manager is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the ADSs held by Evenstar Fund. The principal business of Evenstar Manager is investment management and its business address is Ugland House, P.O. Box 309, Grand Cayman, KY1 – 1104, Cayman Islands.
Stoneleigh is a company organized and existing under the laws of the British Virgin Islands. Pursuant to the Stoneleigh Put Option Agreement, Evenstar Fund holds 2,333,641 ADSs as collateral to secure the obligations of Stoneleigh under the Stoneleigh Put Option Agreement, of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement. Stoneleigh is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the 2,333,641 ADSs held by Evenstar Fund. The principal business of Stoneleigh is investment holding and its business address is 30/F, 18 Pennington Street, Causeway Bay, Hong Kong.
Anuenue Asset Management is a company organized and existing under the laws of the Cayman Islands. Anuenue Asset Management manages Geminis Funds SPC (“Geminis Fund”) through a management agreement between Anuenue Asset Management and Geminis Fund. Anuenue Asset Management is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the ADSs held by Geminis Fund. The principal business of Anuenue Asset Management is investment management and its business address is Ugland House, P.O. Box 309, Grand Cayman, KY1 – 1104, Cayman Islands.
Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of Evenstar Manager, Stoneleigh and Anuenue Asset Management (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.
Mr. James T.Y. Yang, the spouse of Ms. Koon H.A. Tse, is a director of Evenstar Manager, Anuenue Asset Management and Stoneleigh. Mr. James T.Y. Yang expressly disclaims beneficial ownership of the ADSs held by Evenstar Fund and Geminis Fund and the filing of this Schedule 13D shall not be construed as an admission that Mr. James T.Y. Yang is, for the purposes of Section 13D or 13G of the Securities Exchange Act of 1943, as amended, the beneficial owner of any securities covered by this Schedule 13D.
Ms. Koon H.A. Tse, the spouse of Mr. James T.Y. Yang, holds 100% of the shares in Stoneleigh and YangTse Limited. YangTse Limited holds 100% of the shares in Evenstar Manager and Anuenue Asset Management. The directors of Evenstar Manager and Anuenue Asset Management are appointed by holders of Management Shares in Evenstar Fund and Geminis Fund. The directors of Stoneleigh are appointed by other directors of Stoneleigh pursuant to the Memorandum and Articles of Association of Stoneleigh. Ms. Koon H.A. Tse expressly disclaims beneficial ownership of the ADSs held by Evenstar Fund and Geminis Fund and the filing of this Schedule 13D shall not be construed as an admission that Ms. Koon H.A. Tse is, for the purposes of Section 13D or 13G of the Securities Exchange Act of 1943, as amended, the beneficial owner of any securities covered by this Schedule 13D.

CUSIP No. 16954W101	13D	Page 8 of 9 Pages

(d) – (e) During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
On June 11, 2019, the Issuer completed its separation from its parent company, Fang Holdings Limited (“Fang”), via a dividend distribution of all of the Issuer’s Class A Ordinary Shares owned by Fang to Fang’s equity holders (the “Separation and Distribution”). During the Separation and Distribution, each holder of Fang’s American depositary shares received one ADS for every five of Fang’s American depositary shares.

Evenstar Fund, Stoneleigh and Anuenue Asset Management received the Class A Ordinary Shares reported on this Schedule 13D pursuant to the Separation and Distribution.

Item 4. Purpose of Transaction.
The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the ADSs, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations, dispositions, mergers, reorganization or liquidation involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), purchasing additional ADSs, selling some or all of their ADSs, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.
(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class A Ordinary Shares and percentages of the Class A Ordinary Shares beneficially owned by the Reporting Persons.  The percentage used in this Schedule 13D is calculated based on 66,102,949 Class A Ordinary Shares of the Issuer outstanding as of March 31, 2020, as reported in the Issuer’s Form 6-K filed with the SEC on May 15, 2020.
(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class A Ordinary Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition
(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons, has effected any transaction in the Class A Ordinary Shares during the past 60 days.
(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by any of the Reporting Persons.
(e) Not applicable.

CUSIP No. 16954W101	13D	Page 9 of 9 Pages

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.
The disclosure set forth in Item 3 of this Schedule 13D is incorporated by reference.

Put Option Agreement with Stoneleigh
On April 2, 2020, Evenstar Fund and Stoneleigh entered into the Stoneleigh Put Option Agreement. Under the Stoneleigh Put Option Agreement, Stoneleigh granted to Evenstar Fund the right, but not obligation, to sell any or all of 961,144 ADSs held by Evenstar Fund to Stoneleigh and/or to require Stoneleigh to pay Evenstar Fund the relevant cash settlement amount as provided under the Stoneleigh Put Option Agreement. All obligations of Stoneleigh under the Stoneleigh Put Option Agreement are secured by 2,333,641 ADSs (the “Stoneleigh Collateral Shares”) held by Evenstar Fund as collateral pursuant to the Stoneleigh Put Option Agreement. Pursuant to the Stoneleigh Put Option Agreement, Stoneleigh retains all voting rights in relation to the Stoneleigh Collateral Shares.
Put Option Agreement with Geminis Investors
On April 2, 2020, Evenstar Fund and Geminis Investors Limited, a company organized and existing under the laws of the British Virgin Islands, (“Geminis Investors”) entered into an Amended and Restated Put Option Agreement (the “Geminis Investors Put Option Agreement”). Under the Geminis Investors Put Option Agreement, Geminis Investors granted to Evenstar Fund the right, but not obligation, to sell any or all of 2,060,000 ADSs held by Evenstar Fund to Geminis Investors and/or to require Geminis Investors to pay Evenstar Fund the relevant cash settlement amount as provided under the Geminis Investors Put Option Agreement. All obligations of Geminis Investors under the Geminis Investors Put Option Agreement are secured by 4,246,967 ADSs (the “Geminis Investors Collateral Shares”) held by Evenstar Fund as collateral pursuant to the Geminis Investors Put Option Agreement. Pursuant to the Geminis Investors Put Option Agreement, Geminis Investors retains all voting rights in relation to the Geminis Investors Collateral Shares.
The Reporting Persons disclaim beneficial ownership of the Geminis Investors Collateral Shares.
Copies of the Stoneleigh Put Option Agreement and Geminis Investors Put Option Agreement are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively. The descriptions of the Stoneleigh Put Option Agreement and the Geminis Investors Put Option Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements as Exhibit 99.2 and Exhibit 99.3, each of which is incorporated by reference herein.
To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.
Exhibit No.	Description
99.1	Joint Filing Agreement, dated July 13, 2020, by and among the Reporting Persons.

99.2	Amended and Restated Put Option Agreement, dated April 2, 2020, by and among Evenstar Fund and Stoneleigh.

99.3	Amended and Restated Put Option Agreement, dated April 2, 2020, by and among Evenstar Fund and Geminis Investors.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 13, 2020
Evenstar Capital Management Limited

By:	/s/ James T.Y. Yang
Name:	James T.Y. Yang
Title:	Director

Stoneleigh Int’l Limited

By:	/s/ James T.Y. Yang
Name:	James T.Y. Yang
Title:	Director

Anuenue Asset Management Limited

By:	/s/ James T.Y. Yang
Name:	James T.Y. Yang
Title:	Director

Koon H.A. Tse

/s/ Koon H.A. Tse

James T.Y. Yang

/s/ James T.Y. Yang

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers and Directors of Evenstar Manager

The names of the directors and the names and titles of the executive officers of Evenstar Manager and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Evenstar Manager, Ugland House, P.O. Box 309, Grand Cayman, KY1 – 1104, Cayman Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Evenstar Manager.

Name	Present Principal Occupation	Citizenship
Directors:
James T.Y. Yang	Director	United States of America

Deyou Houng-Chih	Director	Taiwan

Executive Officers:
Not applicable

Executive Officers and Directors of Stoneleigh

The names of the directors and the names and titles of the executive officers of Stoneleigh and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Stoneleigh, 30/F, 18 Pennington Street, Causeway Bay, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Stoneleigh.

Name	Present Principal Occupation	Citizenship
Directors:
James T.Y. Yang	Director	United States of America

Executive Officers:
Not applicable

Executive Officers and Directors of Anuenue Asset Management

The names of the directors and the names and titles of the executive officers of Anuenue Asset Management and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Anuenue Asset Management, Ugland House, P.O. Box 309, Grand Cayman, KY1 – 1104, Cayman Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Anuenue Asset Management.

Name	Present Principal Occupation	Citizenship
Directors:
James T.Y. Yang	Director	United States of America

Ying Ying Liao	Director	Taiwan

Executive Officers:
Not applicable